ArcelorMittal announces financial calendar for 2009

Luxembourg, 20 November 2008 - ArcelorMittal today announces its financial calendar and a detailed dividend payment schedule for 2009.

Earnings results announcement

11 February 2009	Results for 4th quarter 2008 and 12 months 2008
29 April 2009	Results for 1st quarter 2009
29 July 2009	Results for 2nd quarter 2009 and 6 months 2009
28 October 2009	Results for 3rd quarter 2009 and 9 months 2009

Annual General Meeting of Shareholders

12 May 2009 (Luxembourg)

Institutional investor events

26&27 March 2009 (Plant Tour)

16 September 2009 (IR Day with GMB)

Individual investor event

17 June 2009

Detailed dividend payment schedule for 2009

The schedule includes, for each quarter of 2009, the amount of the dividend, the ex-dividend, record and payment dates, as well as the date at which the foreign exchange rate is fixed to determine the value in euros of the dividend, which is announced in US dollars.

All data included in this schedule are subject to shareholder approval.

The schedule is available on ArcelorMittal's website www.arcelormittal.com, under Investor Relations > Investors & Shareholders > Share Information > Dividend Payment Schedule.